Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

GrabKios and GrabExpress among the main growth verticals for Grab, says Indonesia country director

KrAsia

By Ursula Florene

May 4, 2021

During her nearly 30 years of experience leading businesses in Southeast Asia, Neneng Goenadi has always been passionate about the digital economy. She has seen how technology plays an essential role in today’s society, providing more options for businesses and citizens.

When she was offered the opportunity to join Grab in February 2019 as country managing director for Indonesia, she immediately jumped on the opportunity. She has been an admirer of how Grab’s technology has transformed and arguably improved many people’s lives and businesses in Indonesia, Goenadi told KrASIA.

“I wanted to be directly involved in the work Grab was doing to help Indonesia’s digital economy,” she said. Before Grab, she served as the country managing director for Indonesia at consulting firm Accenture for five years, where she was also the Asia Pacific head of inclusion and diversity for industry resources, and the ASEAN head of human capital and diversity.

In Grab Indonesia, she took over the position previously held by Ridzki Karmadibrata, who now serves as the company’s president. Goenadi’s main goal is to improve Grab’s corporate services and transport business, she said.

Indonesia’s digital economy market value is set to hit USD 124 million by 2025, according to a joint report by Google, Temasek, and Bain & Co. The country also represents the region’s largest market with its 271 million inhabitants and over 196 million internet users, according to data by the Indonesian Internet Providers Association (APJII).

Leading the Indonesian market for Grab is a challenging task, considering the country’s importance for the firm. In 2020, Grab officially launched its second headquarters in Indonesia, accompanying its main headquarters in Singapore. Despite the potential that Indonesia holds, market penetration is not an easy feat. The country is still struggling with unequal access to the internet and digital literacy, among other challenges.

“Indonesia is indeed a very large country, and I believe I will not be the only leader to say that one of the key challenges of managing a business in Indonesia is the sheer size and highly spread-out geography of the nation,” Goenadi said. “We like to say that there are many markets within this market. Culture, demographics, and infrastructure can vary from city to city, and that can be complex to manage.”

In 2019, Grab managed to top local rival Gojek with a 64% market share of ride-hailing services, according to research firm ABI Research. Goenadi says that Grab’s position as the country’s top ride-hailing service provider hasn’t been challenged since then. Grab has also managed to fend off Gojek’s dominance in food delivery—a market they entered in 2016—with a 53% market share as of 2020.

A challenging year with different paths to recovery

The COVID-19 pandemic, however, has also impacted Grab, as ride-hailing demand plummeted across Indonesia, which led the company to let go of 5% of its regional team. Grab’s senior executives, including Goenadi, also took a salary cut of up to 20% in 2020.

The company has also abandoned its entertainment offerings provided under Hooq, as the Singaporean streaming service company filed for liquidation in March 2020. Thanks to a partnership between the two companies, Grab users could access Hooq’s video content from the Grab app since February 2019.

Even though Grab’s ride-hailing business has been recovering and is almost back to normal levels, Goenadi admitted that 2020 has been the most challenging experience in her two years as a manager of Grab Indonesia.

“Almost overnight, our transport business fell as micro-scale social distancing measures were implemented. Small businesses were hit by a drop in foot traffic, particularly those that didn’t have any online presence,” she said. “So we had to pivot quickly, not only to ensure that our driver-partners could sustain their livelihoods but also to protect the safety of our community.”

The dimmed light of the ride-hailing sector has, however, made other sectors shine brighter. Goenadi said that GrabKios, GrabFood, GrabExpress, and GrabMart will be Grab Indonesia’s main motors of growth.

The company has been holding a series of workshops and conferences to teach digital skills to small business owners who recently joined Grab’s network, either GrabMart, GrabFood, or GrabKios. Last year alone, there were more than half a million new merchants, many of whom were going online for the first time, Goenadi added. Grab has also partnered with local organizations to educate less tech-savvy customers.

“Our focus this year is on inclusivity. We are partnering with organizations like Sahabat UMKM to reach out to the elderly and those with disabilities, to provide tools and training to help them with their digitalization journeys.” Sahabat UMKM is an independent organization that helps small business owners connect and share growth tips.

Grab Indonesia is planning to establish a strong presence outside of metropolitan cities like Jakarta or Surabaya for its network of services. The firm is looking to enter more cities in the middle and eastern parts of Indonesia, such as Bau-bau in Southeast Sulawesi, and Polewali Mandar in West Sulawesi. For instance, Grab is courting more and more micro-stalls, also known as warung, to board its GrabKios platform. The service allows warung owners to offer digital products, including remittance, electricity, and insurance (BPJS) payments, phone credit top-ups, bill payments, gold savings, and insurance protection products.

“Increasingly, we are seeing GrabKios agents as an important node in supporting our goal in creating greater financial inclusion in Indonesia. Because of the geographical spread of the nation, as well as the cultural and demographic differences across cities, our GrabKios agents have an important role to play in encouraging the adoption of digital and financial services, as they can be a point of convenient access for users when they need it,” she said.

To date, the company has more than 2 million GrabKios agents, including its driver-partners. Goenadi sees this as an opportunity for drivers to supplement their earnings during the pandemic.

As for deliveries, Goenadi said the company will increase its local footprint. “In the coming months, we will be rolling out GrabMart and GrabAssistant in more cities to serve more consumers. We will also enable more MSMEs to leverage our platform and logistics network to reach more consumers,” she added.

Grab’s parcel delivery service, GrabExpress, will also see new features aimed to make last-mile deliveries more accessible and affordable for businesses. “Last year, as the pandemic gave rise to more home-based businesses, we realized that many social sellers were using GrabExpress to deliver their products to consumers,” she said.

Adopting an idea that Grab Philippines first started, Grab Indonesia also set up the Klub Juragan GrabExpress, a dedicated community to support MSMEs and social sellers. Today, more than 10,000 business owners have registered under this program, which offers merchants special training programs such as business management and social media marketing.

Grab has no interest to re-enter the entertainment segment, either by partnering with another streaming platform or other means. The company will focus on “daily services that resonate with our consumers,” and entertainment is just not one of them, Goenadi said.

Looking to the overlooked markets

In the first quarter of 2021, Grab expanded to 24 new cities, mostly small towns located in East Indonesia. The company has also made a minority investment in e-wallet LinkAja, which has a strong presence in tier-2 to tier-4 cities, complementing Ovo, Grab’s e-wallet investee with a strong performance in tier-1 areas.

“Indonesia is so vast, and cash is still king. If we really want to accelerate Indonesia towards a cashless society, it is necessary to foster an open fintech ecosystem and work together with like-minded partners to advance the shared goal of improving financial inclusion in Indonesia. Partners like OVO and LinkAja offer different strengths and portfolios of use cases,” she added.

“We also see GrabKios as a key differentiator for us. By leveraging warung, which you can find in every neighborhood in the country, we can help make digital and financial services more accessible to every community in Indonesia,” Goenadi said.

Looking also into the environmental aspect, the company has announced plans to run a fleet of 26,000 electric vehicles by 2025. Currently, the firm operates more than 5,000 EVs, ranging from electric cars, scooter bicycles, and bikes. “In 2021, we are also planning to operate an additional 1,500 two-wheel electric vehicles in Indonesia,” Goenadi said.

Grab has also collaborated with crowdfunding platform Benih Baik and independent research institute World Resources Institute (WRI) to launch a carbon offsetting program. Grab users can calculate the carbon footprint of their transport usage, which will be converted into voluntary donations for tree planting partners facilitated by WRI Indonesia.

With the recent announcement of a SPAC merger and upcoming US listing, Goenadi is confident with Grab’s future in Indonesia. “We’re proud to represent Southeast Asia in the global public markets. Going public will give us wind in our sails to accelerate our mission of empowering everyday entrepreneurs and bringing financial inclusion to the millions of unbanked and underbanked across Southeast Asia. At the same time, we will maintain our focus on building a sustainable business in the long term,” she added.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.